

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Via Facsimile
Mr. Qiang Wu
Chief Executive Officer
Galaxy Strategy & Communications Inc.
Unit 202, 2/F Malaysia Building
50 Gloucester Road
Wanchai, Hong Kong

  Re: Galaxy Strategy & Communications Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2011
    Filed May 4, 2012
    File No. 000-53973

Dear Mr. Wu

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Patrick Gilmore

          Patrick Gilmore
          Accounting Branch Chief

cc: Via Facsimile (917) 332-3725
  Brad Schiffman, Esq
  Blank Rome LLP